Filed by: CIT Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CIT Group Inc. (Commission File No.: 001-31369)

Date: November 25, 2020

The following joint communications were made available to employees of CIT Group Inc. (“CIT”) through CIT’s employee intranet on November 25, 2020.

Associate FAQs—November 25, 2020

We know associates will have many questions about the proposed merger. We won’t be able to provide all the answers right away, as much evaluation and many decisions lie ahead. However, we’ll update information on the FCB-CIT Merger IRIS microsite as plans progress.

1.	Is First Citizens Bank being acquired?

First Citizens Bank is not being acquired. The proposed merger of First Citizens and CIT creates a transformational partnership where the following structure remains in place:

•	Frank Holding is Chairman and CEO.

•	Our Executive Leadership Team remains intact.

•	The Board of Directors will have 14 members, 11 of which will be currentFirst Citizens directors and three will be CIT directors.

•	Our headquarters will remain in Raleigh.

•	We’ll operate and trade under the First Citizens name.

2.	Who will lead the company after the closing?

Chairman and CEO Frank Holding will retain the same roles and Craig Nix will serve as Chief Financial Officer of the combined company. CIT Chairwoman and CEO Ellen Alemany will assume the title of Vice Chairwoman (along with Vice Chairwoman Hope Bryant) and will serve on the Board of Directors of the combined company. Frank Holding will announce the full Executive Leadership Team structure for the combined bank in the very near future.

3.	Are we still family controlled?

Yes, after the proposed merger is complete, the Holding family will continue to maintain significant ownership in the company. The combined company will also have additional shareholders. Strategically, being family controlled allows us to keep a long-term focus and remain relevant to the families and family businesses we have as clients.

4.	What can you share about the culture of the combined organization?

FCB and CIT leadership agree that culture and values are important elements to the combined company’s continued success. We believe that this merger brings together two like-minded companies that both care about their associates, customers and communities. Having a set of shared values and operating tenets applied by all associates will be cultural ‘glue’ for the new organization. To get us there, a working team of leaders from both organizations is being formed to identify shared values and begin this important work.

5.	What does CIT stand for?

When the company began, CIT stood for Commercial Investment Trust. Today, as a bank, they are simply known as CIT.

6.	Where will the merged company’s headquarters be located?

The combined company will be headquartered in Raleigh, N.C.

7.	What is the planned legal close date?

Assuming shareholder and regulatory approvals (and other customary closing conditions), the merger is expected to close in the first half of 2021.

8.	What is the target date for operational conversion?

After the legal merger of First Citizens and CIT, there will be multiple operational and systems conversions in late 2021 and into 2022. Once these conversions are complete, we’ll be able to fully serve customers of both banks from a common set of products and services.

9.	Now that merger plans have been announced, can our customers use CIT’s branches, products and services?

Until the transaction is completed, both banks operate separately. Customers should bank as they normally do.

10.	How will the general bank use some of the more complex products and services that CIT offers? How will the CIT merger impact the C&I strategy for the legacy bank?

CIT’s lines of business are a strength and competitive advantage. When we bring our two banks together, our job is to support these lines of businesses as they are today. There should not be a huge impact to our general bank. As we learn more about CIT’s capabilities that align with our go-to-market strategy, we’ll explore them.

11.	When will we have access to CIT’s products and services so we can offer them to our clients?

Management is in the process of evaluating both banks’ products and services. Typically, this common collection of products and services is available to both banks following operational conversion, which we anticipate being completed in late 2021 or early 2022.

12.	How will differences in our products and services be addressed? Will we eventually all sell the same things to the same types of prospects and customers?

Before any decisions and changes are made, management is in the process of evaluating both banks’ products and services. A likely outcome will be a common collection of products and services with market-driven target and rate differences like we have today.

13.	What will be the strategy for the OneWest branch network?

Our proposed merger with CIT introduces us to two new states – Nebraska and Nevada – and significantly expands our footprint in Southern California. Once the merger is complete, we plan to leverage our strengths of business and commercial banking in these markets.

14.	How does the CIT merger impact our M&A strategy through 2021 and beyond?

Our focus in 2021 will be to integrate CIT, which will require a lot of effort from associates at both banks. Our intention is to remain well-positioned to continue to grow our bank organically and through mergers and acquisitions.

15.	How is the merger being managed?

An integration planning team has been established, and it is comprised of leaders from both First Citizens and CIT. The goal of this integration planning team is to build the best go-forward model possible.

The tiered integration team structure includes, from the highest level:

•	Executive Sponsors

•	A Joint Leadership Group

•	The Core Merger Team

•	And an Integration Planning Team.

At this point, leaders from both banks are getting to know each other and learning about our various lines of business, gathering for in-person discussions as feasible, and talking about what our combined company might look like.

16.	What are communication protocols between the companies?

As of now, many leaders are communicating with their counterparts and getting to know each other. Until legal close, however, there are certain things that can’t or shouldn’t be communicated. Talk with your manager before reaching out to an associate at CIT to be sure the outreach and timing are appropriate.

Both companies have enabled automatic email encryption between CIT and First Citizens Bank, so it’s no longer necessary to use the secure mail options as all emails between us are now encrypted in transit.

17.	How often and by what means will communication occur?

An overarching goal during this merger integration period is timely, frequent and transparent communication.

18.	How does the company expect to achieve the $250 million in cost savings?

There are clear opportunities to leverage the best of both organizations and rationalize processes going forward. The combined company is targeting approximately $250 million in cost synergies. These expected cost synergies are focused on the elimination of redundancies and duplication which will enhance operating leverage going forward.

19.	How about specific details, such as associate positions and branch locations?

While we do not have all the answers today, there are numerous resources available on IRIS as you begin learning more about our new partners. And we’ll share updates as plans progress.

20.	What do associates need to be doing related to the merger?

For most associates, it’s business as usual. Remain focused on the task at hand, including continued expense control, client retention and business development. Execution on our Competitive Path priorities will be essential, and deposits and net interest income will continue to be points of emphasis.

21.	Who can I reach out to if I have a question about the merger in general or how it impacts me or my department?

For questions about how the merger may impact you or your department, talk with your manager or HR representative.

22.	Why are First Citizens and CIT merging?

This is a transformational partnership for First Citizens and CIT designed to create long-term value for our shareholders, customers, associates and the communities we serve. We believe the combined operations of First Citizens and CIT will take this bank to a whole new level and position us for greater scale, strength and profitability in the future.

Our resources will be greater than ever before and so will our opportunity for success. As one of the top 20 U.S. banks based on assets, we believe First Citizens will have even more momentum as we head into the future. We believe this merger will:

•	Build a stronger base to grow from.

•	Give us a national online footprint.

•	Help us reach a broader section of the market.

•	Raise the profile of our brand.

•	Transform our commercial banking business.

•	Strengthen our West Coast footprint.

•	Bring together two like-minded companies.

•	Be financially compelling.

•	Create big positives without big negatives.

Together, we believe First Citizens and CIT will be able to leverage both companies’ unique attributes and be well-positioned to compete and succeed across the United States. We believe that one of the lasting benefits of our merger with CIT Group will be that we’ll bring the special First Citizens way we work to more places, businesses and people every year.

Refer to the “Why Are First Citizens and CIT Proposing to Merge?” document for more in-depth information.

HR-Specific FAQs:

1.	How will payroll and benefits be handled at legal close? What happens at conversion?

For the purposes of payroll and benefits, it will be “business as usual” from the time of legal close through the end of calendar year 2021. At the appropriate time, the FCB and CIT Human Resources teams will begin working together to plan for how payroll will be managed for the combined company starting in 2022. Likewise, we’ll work collaboratively to design a benefits program to meet the needs of associates of the combined company.

2.	What is the PTO policy of the combined company? When does that go into effect?

At the appropriate time, PTO will be reviewed by the FCB and CIT Human Resources team as part of the overall benefits program. For calendar year 2021, associates at both organizations will continue to be eligible for PTO in accordance with their respective policy.

3.	Will I have a job with the combined entity?

FCB and CIT senior leaders have been connecting to share information about their organizations and talking through their respective customer strategies, operations and teams. We are committed to sharing information about future organizational structure and the impact to individual associates as decisions are finalized, which most likely will be in early 2021.

4.	If I am not retained, what is the company doing in terms of severance? Is that the same at both banks?

FCB and CIT will retain their respective severance plans so that associates whose positions are eliminated will receive solid transitional support. For CIT associates, severance plan provisions will remain unchanged for at least two years post-legal close. As we review benefits and policies for the combined organization, we’ll look to harmonize severance benefits at a future date.

5.	When will organizational decisions (org charts) be finalized?

Leadership plans to finalize the combined bank organizational design to include leadership and associate decisions early in 2021. Due to the complexities in different organizational areas and a desire to communicate decisions in a timely manner, the timing of when all of these decisions are communicated will vary.

6.	Where will my job be located?

Work locations will be determined during the organizational design work that is underway led by senior leaders of both organizations in consultation with Corporate Real Estate, Human Resources and executive management.

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We expect that major FCB and CIT revenue-generating business lines will likely remain in their current locations. In situations where it is most practical, revenue-generating support teams may remain colocated with revenue-generating partners.

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As previously announced, corporate headquarters of the combined organization will be in Raleigh, N.C. As the integration process advances, staffing and locations for corporate functions will be made collaboratively among leaders.

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Since FCB and CIT have both determined that virtual work can be successful, there will be some flexibility on work location, to be determined based on roles and responsibilities. If there will be a work location change, your manager will let you know as soon as possible.

7.	Does/will FCB support work from home positions?

At First Citizens, work from home arrangements are decided by management based on the business need, roles and responsibilities and associate performance. Work from home arrangements will be considered in the planning for a combined organization. In the meantime, current work from home policies and practices due to the pandemic will remain in place. If there will be a change to your post-COVID work from home arrangement, your manager will inform you as soon as possible.

8.	Will not meeting in person with members of the First Citizens team because of the pandemic hurt my chances of being considered for a position in the combined organization?

Personal interactions are an important part of building relationships; however, these are unprecedented times and we are having to adjust our processes to the current environment. First and foremost, we do not want associates to do anything they are not comfortable with. Associates are encouraged to openly communicate their meeting preference and participate in a manner in which they feel safe.

In circumstances when in-person meetings occur, all safety protocols and local ordinances will be followed, including guidelines for social distancing, wearing masks in common areas, maximum group size, etc. Associates who are not comfortable traveling and/or meeting in person because of the pandemic can do so virtually through Zoom, WebEx, etc., and it will not impact them being considered for a role in the combined organization. Both entities will continue to monitor the external environment and internal data and make adjustments accordingly.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended

December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

In connection with the proposed merger between First Citizens and CIT, First Citizens filed a registration statement on Form S-4 with the SEC on November 16, 2020 to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction. The registration statement includes a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens. The registration statement has not yet become effective. After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to the stockholders of CIT and First Citizens seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger, respectively.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the joint proxy statement/prospectus related to the proposed merger that was filed with the SEC on November 16, 2020. Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.

Why Are First Citizens And CIT Proposing To Merge?

Again and again, First Citizens has used smart, sound mergers and acquisitions to expand our footprint, our customer base and our capabilities. If there’s one thing the past few years have taught us, it’s that successful mergers take a lot of work on the part of many associates. But, if it’s the right merger, all the planning and effort pay off with a stronger First Citizens: more competitive, more efficient, more effective and better positioned for the long term.

We believe the combined operations of First Citizens and CIT will take this bank to a whole new level. Our resources will be greater than ever before – by far – and so will our opportunity for success. As one of the top 20 U.S. banks based on assets, the combined company will have even more momentum as we head into the future. We believe this proposed merger will:

Build A Stronger Base To Grow From. The banking industry this past decade has been defined by mergers. Down the road, an even stronger First Citizens will have more opportunity to find the right kinds of financial institutions to continue growing with, giving us a lasting competitive advantage.

Give Us A National Online Footprint. We’ve invested a lot in our digital offerings, but our business is still overwhelmingly based on our branch network. While we’ll continue to run a “general bank” largely in its current form, CIT comes to this merger with one of the country’s leading online bank (commonly referred to as “direct bank”) offerings. Which means not only do we bring in many new customers and prospects from across the country, we also bring in that expertise.

Help Us Reach A Broader Section Of The Market. First Citizens’ go-to-market position has always been premium. We enhance customer value through service and long-term relationships. The mass retail market – particularly with a direct bank – is more price sensitive. CIT’s online business will help us reach customers we might not otherwise be a good a fit for without compromising our positioning.

Raise The Profile Of Our Brand. Publicity for its own sake has never been the First Citizens way. Our focus has always been on building relationships with market segments that will benefit from the way we do banking. Our enhanced profile after the merger will give us access to more individuals, families and companies who should be First Citizens clients, but don’t know us yet — particularly in commercial banking and wealth management.

Transform Our Commercial Banking Business. Commercial banking has been a growth area for First Citizens these past few years, as we’ve worked to complement our small business expertise with greater strength in the commercial space. The proposed merger with CIT will immediately take us to a much higher level in this segment. That’s because CIT has already built a leading national commercial banking business.

Strengthen Our West Coast Footprint. Over the past 20 years, we’ve built up our presence in important growth markets in the South and West. CIT has around 90 branches, mostly in areas that complement our Target market footprint. If this merger closes and once the operational conversion is complete, we expect to add more than 60 branches in Southern California – a large, important and diverse financial market.

Bring Together Two Like-Minded Companies. As you know, our culture and values are very important elements of First Citizens’ success. We care about our associates, customers and communities in a way many financial institutions just don’t. But CIT does. It’s long been known as a great company to work for and to do business with. We’re confident we’re bringing the right kind of partner into the First Citizens culture.

Be Financially Compelling. We believe the pro forma company is better suited to compete and outperform relative to its peer group. Between the Earnings Per Share accretion of approximately 50% and the Tangible Book Value Per Share accretion of approximately 30%, we believe the benefits to shareholders of both banks are tremendous. We believe this combination will create a top-performing commercial bank that will have the scale and balance sheet strength to generate more long-term value for its shareholders and better serve its customers, associates and communities.

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Cost Of Funds Strategic Advantage: This partnership will combine First Citizen’s low cost deposits with CIT’s strong commercial banking products. From a deposit standpoint, First Citizens’ total cost of deposits for the third quarter of 2020 was .13%, compared to .91% at CIT. Additionally, First Citizens is primarily funded by deposits, which leads to a low overall cost of funding when combining both the cost of interest bearing deposits and debt. We believe the ability to leverage First Citizens’ low costs of funds with CIT’s ability to generate commercial loans holds considerable long-term financial potential and is part of the transaction’s strong complementary business rationale.

Create Big Positives Without Big Negatives. A lot of times, mergers create overlaps. But when you consider what makes First Citizens and CIT unique and important – our branch-based franchise, their online business model; our small business expertise, their commercial banking credentials – you see two banks that can be brought together without negatively impacting the revenue of our existing business. We believe it will be a net positive.

These are exciting times for First Citizens, as the bank heads into an unprecedented market position. We’ve grown steadily for years now. And this important proposed merger continues that upward curve.

One of the lasting benefits of our proposed merger with CIT is that we’ll come out of the merger process more experienced and smarter about ways to grow our business. And we’ll bring the special First Citizens way we work to more places, businesses and people every year.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

In connection with the proposed merger between First Citizens and CIT, First Citizens filed a registration statement on Form S-4 with the SEC on November 16, 2020 to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction. The registration statement includes a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens. The registration statement has not yet become effective. After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to the stockholders of CIT and First Citizens seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger, respectively.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the joint proxy statement/prospectus related to the proposed merger that was filed with the SEC on November 16, 2020. Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.